UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under The Securities Exchange Act of 1934

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

938862 20 8

(CUSIP Number)

Dennis Washington

c/o Washington Corporations

101 International Way

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

Kirpatrick & Lockhart Preston Gates Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

November 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

1.	Name of Reporting Person Dennis Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-shares of Common Stock (See Item 5)
8. Shared Voting Power -0-shares of Common Stock (See Item 5)
9. Sole Dispositive Power -0-shares of Common Stock (See Item 5)
10. Shared Dispositive Power -0-shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Washington Group International, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal executive offices is 720 Park Boulevard, Boise, Idaho 83712.

Item 2.	Identity and Background.

(a) This Statement is being filed by Mr. Dennis R. Washington (the “Reporting Person”).

(b) The address of the Reporting Person’s principal office is c/o Washington Corporations, 101 International Way, Missoula, Montana 59808.

(c) The Reporting Person’s principal business is to make, manage and hold investments in operating entities. The Reporting Person is also the Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15, 2007, the Reporting Person exercised options to purchase 3,224,100 shares of Common Stock (the “Options”) at an exercise price of $24 per share for 1,388,900 shares, $31.74 per share for 881,800 shares and $33.51 per share for 953,400 shares. The Options were originally granted to the Reporting Person in 2002 pursuant to the Issuer’s Equity and Performance Incentive Plan. The Reporting Person used personal funds to pay the aggregate exercise price for the Options.

Item 4.	Purpose of transaction.

This amendment is being filed in connection with the exercise of the Options and the merger of the Issuer with a subsidiary of URS Corporation (“URS”).

On May 27, 2007, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Issuer, URS, Elk Merger Corporation, a wholly owned subsidiary of URS, and Bear Merger Sub, Inc., a wholly owned subsidiary of URS. The Merger Agreement was subsequently amended on November 4, 2007. The Merger Agreement provides for the merger of Elk Merger Corporation with and into Issuer. Immediately following such merger, Issuer would merge with and into Bear Merger Sub, Inc. As a result of these transactions, Issuer would cease to exist and Bear Merger Sub, Inc. would continue as a wholly owned subsidiary of URS. Under the terms of the Merger Agreement, as amended on November 4, 2007, Issuer stockholders could elect to receive cash, stock, or cash and stock for their shares (subject to proration), with a consideration value of 0.90 shares of URS common stock plus $43.80 in cash for each Issuer share. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is included as an exhibit to the Schedule 14A filed with the SEC on October 1, 2007, as amended on November 6, 2007.

On November 4, 2007, in connection with the proposed merger, the Reporting Person, URS and Issuer entered into an Option Exercise and Transaction Support Agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Reporting Person agreed to exercise his Options and vote in favor of the merger with URS if necessary to achieve the required Issuer stockholder approval. The exercise price would be paid entirely in cash, with the result that, following the exercise, the Reporting Person would have record and beneficial ownership of 3,224,100 shares of Common Stock. Under the Support Agreement, the Reporting Person also agreed not to, directly or indirectly, sell, transfer, exchange or otherwise dispose of any of the Options or shares of Common Stock until the earlier of the consummation of the proposed merger transaction and the termination of the amended merger agreement. From and after the exercise of the Options, the Reporting Person agreed to vote the shares of Common Stock in favor of the amended merger agreement and the approval of the transactions contemplated thereby and against any proposal for any recapitalization, merger, sale of assets or other business combination between Issuer and any person or entity other than URS. The foregoing description of the Support Agreement is qualified in its entirety by reference to the text of the Support Agreement, which is included as an exhibit to the Reporting Person’s previous Schedule 13D/A, filed with the SEC on November 14, 2007.

On November 14, 2007, the Reporting Person exercised the Options in exchange for 3,224,100 shares of Common Stock.

On November 15, 2007, the transactions contemplated by the Merger Agreement were completed, and Issuer ceased to be a publicly traded company. As a result of the transactions, the Reporting Person’s shares of Common Stock have been converted, pursuant to the Merger Agreement, into the right to receive cash, stock, or cash and stock (subject to proration), with a consideration value of 0.90 shares of URS common stock plus $43.80 in cash for each Issuer share.

Item 5.	Interest in Securities of the Issuer.

As a result of the exercise of the Options and the consummation of the merger as described above in Item 4, the Reporting Person ceased to be the beneficial owner of any Common Stock as of November 15, 2007.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Please see Item 4 with respect to a description of the Merger Agreement and the Support Agreement.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007	/s/ DENNIS R. WASHINGTON
Dennis R. Washington